Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 001-40079

Transcript of Chris Pavlovski’s interview with Eric Bolling

Link: https://rumble.com/vqe0pm-rumble-ceo-were-trying-to-build-an-infrastructure-that-is-immune-to-cancel-.html

00:00:00 Eric Bolling: This is a big story that broke yesterday. Republican California Congressman Devin Nunes, always a staunch Trump supporter, announced on Monday that he would resign from Congress after 19 years to become the CEO of President Trump’s new media and technology company. Nunes was up against some tough re-election odds in his district, but some analysts predicted he might jump over to a more GOP friendly district, but this certainly gives more of an insight into the former President’s new project. Speaking of that kind of thing, Chris Pavlovski joins us to react and weigh in.

00:00:30 He’s CEO of Rumble. And why this matters, folks, is Rumble has – I – I guess, Chris, you’ve – you’ve found a niche audience in people who are sick of the mainstream media, social media, liberal leftist on the social media who censor and pick and choose who gets to have a voice on their platforms. I believe Rumble is opening the door to people on the right for that platform; is that right?

Chris Pavlovski: Yeah. So we – we bootstrapped this business in 2013, and since then we’ve seen an unbelievable growth story. So in Q1 of 2020, we had roughly around 1 million monthly active users, and by Q3, just this last quarter, we had 36 million monthly active users.

00:01:11 And one of the things that gets lost in that is that the majority of those users are actually from the United States. And when you put that up against YouTube, that’s about 15 percent of YouTube’s market share in the United States – roughly 15 percent. And then when you stack that up against TikTok, the world’s fastest growing platform, we’re growing at a similar rate. And what we did last week was we announced the merger with CFVI to – to go public, and the – the purpose of that is to basically is to stay independent – independent, go international, and really start building up a – in a real robust infrastructure to compete against the incumbent Cloud platforms out there like Amazon AWS and Microsoft Azure.

00:01:58 Eric Bolling: And – and, so Chris, I remember when this whole right-wing, left-wing hubbub started last year, and everyone kind of went over to Parler. Parler was the right – right-leaning alternative to Twitter because they’re mad because Twitter pulled President Trump – banned him permanently. And, so, everyone went over to Parler, but you point out AWS. Now AWS was the – the server to Parler, and they pulled their service because of some sort of beef they had with President Trump. Is – is Rumble at the same type of risk? Are you – are you beholden to the AWS gods as well or do you – do you have something else going on?

00:02:33 Chris Pavlovski: Yeah, so I think there was a report out today by Associated Press saying that Amazon Web Services were having issues. We were not having issues. We’re – we don’t rely on any of the incumbent Cloud platforms. We built things the old-fashioned way when we started in 2013. We have our own servers and our own data centers. And we’re – we’re setting up even more pops across the United States to – to serve – to – to basically to – to deliver Rumble as the – on a consumer end.

00:03:02 But also, what we’re trying to do here is we’re really trying to build an infrastructure that is immune to – to cancel culture, immune to the activists out there. And also –

Eric Bolling: How you – how do you do that, Chris? How do you do that?

Chris Pavlovski: Well, you got to really focus on building the rails to this thing. You got – you got to lay down the hardware across the United States, you got to make sure that you’re not – you’re not dependent on any of the other incumbent Cloud platforms that can shut you off over – overnight like we saw with Parler.

00:03:27 So, you know, by us laying down that hardware across the U.S. and really kind of setting up that rail, we – we’re – we’re really building an infrastructure that’s going to be immune to this – to this type of cancel culture and activism that we’re seeing in the U.S.

Eric Bolling: What about – what about censorship? What – what type of rules do you have? I think a lot of people are saying, well, you know, there are rules for the left, for the – for the Twitters, Facebook, Instagrams of the world. The right try to do something similar and there end up being rules. What – are – what are your censorship rules?

Chris Pavlovski: Yeah. So think of, like, you know, YouTube and all these incumbent platforms.

00:03:58 When – when you look at this ten years ago or even when we started, we’re all kind of just, like, in the center. We’re offering a video service, YouTube’s offering a video service. And then in the last two years, the impossible happened. They all picked a side. And they left Rumble all by itself in – in the middle. We’re neutral. And they left that entire market for us to take. And they basically handed over – handed it over to us. When it comes to the policies that Rumble has, we haven’t changed our policies since the day we started. It – it’s very consistent to the same terms that we had in 2013, and, like, and the problem that we’re seeing with these other platforms is that they’re changing them every two weeks.

00:04:34 You can’t even have a conversation that you have at your dinner table on these platforms anymore without being – having the fear of some type of censorship. And at Rumble, we’re – we just want to enable that. We want to be – we – if you can have a conversation at your dinner table, you can have that same conversation on Rumble.

Eric Bolling: It – it’s great. Some of my favorite, favorite personalities at Rumble – Don Jr., some of the other conservative voices that may have been stifled on another platforms are there. I love it. Here, very quickly, though, tell us with the new announcement that Donald Trump has a – has a – he’s going to have basically a media entity, it should be very, very big, will that compete with Rumble?

00:05:06 Chris Pavlovski: Absolutely not. So without getting into the details, I can confirm that we – we do have a partnership with the Trump Media and Technology Group, and we will – on our side, we – it’s big congratulations to Devin Nunes for getting that role as CEO, and I wish them the – the best, but we absolutely have – will have a cohesive relationship with Trump Media and Technology Group. There is no competition here. We’re partners.

Eric Bolling: Fantastic. All right. Chris Pavlovski, thank you for joining us.

Chris Pavlovski: Thank you.

End of recording.

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Important Information for Shareholders and Investors

This communication relates to a proposed transaction between Rumble Inc. (“Rumble”) and CF Acquisition Corp. VI (“CFVI”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFVI stockholders. CFVI will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF Acquisition Corp. VI (“CFVI”) and Rumble Inc. (“Rumble”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI’s, Rumble’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this communication, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to maintain the listing of CFVI stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble’s business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble’s business, (xi) risks related to Rumble’s potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the Form S-4 Registration Statement that CFVI will file, which will include a proxy statement/prospectus related to the Potential Business Combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

The documents filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com.

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